                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

    For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

           For the transition period from        to        .



                        Commission File Number: 000-21553



                           METROPOLITAN BANK AND TRUST
                               COMPANY 401(K) PLAN
                            (Full title of the plan)


                          METROPOLITAN FINANCIAL CORP.
                             6001 LANDERHAVEN DRIVE
                          Mayfield Heights, Ohio 44124
                                 (440) 646-1111
             (Name of issuer of the securities held pursuant to the
               plan and address of its principal executive office)

                              REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof:

         1.       Independent Auditors' Report

         2.       Statement of Net Assets Available for Benefits

         3.       Statement of Changes in Net Assets Available for Benefits

         4.       Notes to Financial Statements

         5.       Schedule of Assets Held for Investment Purposes at the End of
                  Year

         6.       Schedule of Reportable Transactions

Exhibits. The following exhibit is filed as part of this annual report:

         Exhibit 23 - Consent of Crowe, Chizek and Company LLP


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  METROPOLITAN BANK AND TRUST COMPANY
                                  401(K) PLAN

                                  By:    METROPOLITAN BANK AND TRUST
                                         COMPANY


                                  By: /s/ Donald Smith
                                     -------------------------------
                                          Donald Smith, Chief Financial Officer

Date:  November 9, 2000

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
Metropolitan Bank and Trust 401(k) Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of the Metropolitan Bank and Trust 401(k) Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                              Crowe, Chizek and Company LLP

Cleveland, Ohio
August 4, 2000



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                                                                              3.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1999 and 1998
--------------------------------------------------------------------------------



                                                          1999              1998
                                                          ----              ----
ASSETS
      Short-term investments                           $  818,920        $  717,294
      Mutual funds                                      3,612,825         2,971,292
      Metropolitan Financial Corp. common stock           168,592                --
      Participant loans                                   120,768            94,556
                                                       ----------        ----------

           Total investments                            4,721,105         3,783,142

Receivables
      Employer contribution                                57,514            21,097
      Employee contribution                                22,615            50,621
      Loan payments                                            --             4,595
                                                       ----------        ----------

           Total assets                                 4,801,234         3,859,455
                                                       ----------        ----------

LIABILITIES
      Accounts payable                                      8,321                --
      Distributions payable                                    --            20,228
                                                       ----------        ----------
           Total liabilities                                8,321            20,228
                                                       ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                      $4,792,913        $3,839,227
                                                       ==========        ==========




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                See accompanying notes to financial statements.

                                                                              4.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 1999
--------------------------------------------------------------------------------



                                                            1999
                                                            ----
Investment income
      Net appreciation in fair value
        of investments                                  $    7,359
      Interest and dividends                               376,323
                                                        ----------

           Total investment income                         383,682

Contributions:
      Employer                                             246,821
      Participant                                          621,683
      Rollover                                              94,852
                                                        ----------

           Total contributions                             963,356

Deductions:
      Distributions to participants                        376,942
      Fees and expenses                                     16,410
                                                        ----------

           Total deductions                                393,352
                                                        ----------

NET INCREASE                                               953,686

Net assets available for benefits
      Beginning of year                                  3,839,227
                                                        ----------

      End of year                                       $4,792,913
                                                        ==========



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                See accompanying notes to financial statements.

                                                                              5.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

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NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles of the Metropolitan Bank and Trust 401(k) Plan
(Plan) which significantly affect the determination of net assets and changes in net assets are summarized below.

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the fair values of the mutual funds. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. If available, quoted market prices are used to value investments. The amounts shown in Note 3 for securities that have no quoted market price represent estimated fair value.

Interest income is recorded on the accrual basis.

Net Appreciation in Fair Value of Investments: In accordance with the policy of stating investments at fair value, the change in the net appreciation for the year is reflected in the statement of changes in net assets available for benefits. It consists of both net appreciation realized on purchases and sales of investments and net unrealized appreciation resulting from the change in the difference between market value and cost of investments at the beginning and end of the year.


NOTE 2 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all eligible employees of Metropolitan Bank and Trust (the Bank). Any employee who has completed 30 days of service and is at least 21 years old is eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan was amended on April 27 1999 to allow the participants to purchase qualifying employer securities and qualifying employer real property. The plan was also amended on May 25, 1999 which changed the terms and conditions of the plan. Significant plan amendments included a change in the definition of compensation, a change in the eligibility requirements for the plan and a change in the employer discretionary contribution.

Contributions: Participants may make salary deferral contributions at their discretion of up to 20% of annual compensation. Matching contributions are made by the employer on behalf of participants with at least one year of service who make elective compensation deferrals, at the rate of 50% of the first 6% of
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                                  (Continued)

                                                                              6.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 2 - DESCRIPTION OF PLAN (Continued)

the participant's compensation deferred under the plan. In addition to the employer matching contribution as described above, the Board of Directors of the Bank can provide for an additional contribution on a discretionary basis. The additional contribution is allocated based on annual compensation. To be eligible to receive the additional contribution, an employee must work 1,000 hours and be employed on the last day of the plan year.

Participant Accounts: Each participant's account is credited with the participant's contributions, the Employer's matching contribution and an allocation of the amount of a) the Employer's discretionary contribution b) plan earnings, and c) forfeitures of terminated participants' nonvested accounts. Forfeitures are allocated based on the employee's compensation. Plan earnings are allocated based on account balances, as defined in the Plan.

Vesting: Participants are immediately vested in their salary deferral contribution, special compliance contributions, rollover contributions and any earnings or losses thereon. Employer matching and discretionary contributions and earnings or losses thereon vest based on years of credited service. Participants vest 20% per year of credited service and are 100% vested after five years of credited service.

Benefits and Withdrawals: Distributions of a participant's interest will be made upon death, permanent disability, retirement, or termination. A participant may request a distribution from the participant's accounts to meet an immediate financial hardship pursuant to guidelines by the Internal Revenue Service.

Loans: Participants may borrow 50% of their vested account balance up to a maximum of $50,000 minus any loan amounts repaid in the last 12 months. The minimum loan request is $1,000.

Separate Investment Programs: Plan participants direct the investment of their account balances among several investment alternatives made available by the Plan Administrator. Employer contributions are allocated based upon each participant's investment direction.

         American Funds Bond Fund of America: Funds are invested in a portfolio of bonds and fixed-income obligations.


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                                  (Continued)
                                                                              7.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 2 - DESCRIPTION OF PLAN (Continued)

         American Funds Income Fund of America: Funds are invested in a portfolio of stocks and bonds.

         American Funds Investment Company of America: Funds are invested primarily in common stocks.

         American Funds Fundamental Investors: Funds are invested primarily in large, well-known U.S. companies in areas such as broadcasting, publishing, banking, manufacturing, business, public services and utilities.

         American Funds Washington Mutual Investors Fund: Funds are invested only in securities that meet the fund's strict "Eligible List" criteria, which eliminates all but about 300 of the more than 2,700 companies currently traded on the New York Stock Exchange.

         American Funds Smallcap World Fund: Funds are invested in a diverse group of the world's smaller companies, representing both high-growth industries as well as companies with above average performance in more mature industries.

         American Funds EuroPacific Growth Fund: Funds are invested in non-U.S. companies which appear to offer above-average growth potential.

         American Funds U.S. Treasury Money Fund of America: Funds are invested in U.S. Treasury securities maturing in one year or less.

         Metropolitan Stock Fund: Funds are invested in Metropolitan Financial Corp. stock

         Metropolitan Bank Fund: Funds are invested in a money market fund and certificates of deposit at the Bank. The mix of investments within this fund is at the sole-discretion of the Plan Administrator.




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                                  (Continued)

                                                                              8.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

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NOTE 3 - INVESTMENTS

The following table presents the fair value of investments.

                                                                 1999                1998
                                                                 ----                ----
Investments at fair value as determined by quoted
      market price:
           American Funds:
                Bond Fund of America                          $   74,803          $   70,942
                Income Fund of America                           292,644             314,282
                Investment Company of America                  1,416,759           1,291,533
                Fundamental Investors                            518,468             361,776
                Washington Mutual Investors Fund                 881,022             711,882
                Smallcap World Fund                              219,365             153,393
                U.S. Treasury Money Fund                           4,523                  --
                Europacific Growth Fund                          205,241              67,484
                                                              ----------          ----------
                                                               3,612,825           2,971,292

           Metropolitan Financial Corp. common stock             168,592                  --

Investments at estimated fair value:
           Metropolitan Bank Fund:
                Metropolitan Money Market Fund                    15,096             147,694
                Metropolitan Deposit Accounts                    803,824             569,600
                                                              ----------          ----------
                                                                 818,920             717,294

           Participant Loans                                     120,768              94,556
                                                              ----------          ----------

           Total Investments                                  $4,721,105          $3,783,142
                                                              ==========          ==========


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                                  (Continued)

                                                                              9.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 3 - INVESTMENTS  (Continued)

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at fair value as determined by quoted
    market price:
        American Funds:
             Bond Fund of America                              $  (3,801)
             Income Fund of America                              (28,672)
             Investment Company of America                        65,187
             Fundamental Investors                                51,261
             Washington Mutual Investors Fund                    (88,678)
             Smallcap World Fund                                  83,267
             U.S. Treasury Money Fund                                 51
             Europacific Growth Fund                              52,806
        Metropolitan Financial Corp. common stock               (124,062)
                                                               ---------
  Net appreciation in fair value                               $   7,359
                                                               =========

Subsequent to December 31, 1999, the investment alternatives made available by the Plan Administrator were changed.


NOTE 4 - TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service as to the tax qualified status of the Plan.


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the plan, any party rendering services to the plan, the employer, and certain others. Transactions during the year with parties-in-interest included investments in a money market fund and certificates of deposit of the employer and investments in common stock with the parent company of the employer.


--------------------------------------------------------------------------------

                                  (Continued)

                                                                             10.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

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NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS  (Continued)

The plan permits the Trustee to pool the assets of the Metropolitan Bank and Trust 401(k) Plan Trust Fund with assets belonging to any other qualified employee pension benefit trust created by an affiliated company of the Plan sponsor. The Trustee has pooled the assets of the Plan with the assets of a plan covering the employees of Planned Residential Communities Management Company, Inc., an affiliated company of the Plan sponsor. Each plan has an undivided interest in the pooled assets of the two trusts in accordance with their respective interests. The amounts presented in these financial statements represent the portion attributable to this plan only.


NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


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                                                                             11.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                December 31, 1999

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ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE 4I

Name of plan sponsor:  Metropolitan Bank and Trust
Employer identification number:  34-0847574
Three-digit plan number:  002


                                                                     (c)
                        (b)                               Description of Investment
                Identity of Issue,                        Including Maturity Date,                       (e)
                 Borrower, Lessor,                      Rate of Interest, Collateral,       (d)        Current
(a)              or Similar Party                           Par or Maturity Value          Cost         Value
---              ----------------                           ---------------------          ----         -----

          American Funds:
               Bond Fund of America                               5,763 units               #        $   74,803
               Income Fund of America                            18,592 units               #           292,644
               Investment Company of America                     43,646 units               #         1,416,759
               Fundamental Investors                             15,909 units               #           518,468
               Washington Mutual Investors Fund                  29,805 units               #           881,022
               Smallcap World Fund                                5,605 units               #           219,365
               U.S. Treasury Fund                                 4,523 units               #             4,523
               Europacific Growth Fund                            4,811 units               #           205,241

          Metropolitan Bank Fund:
  *            Metropolitan                                    Money Market Fund                         15,096
  *            Metropolitan                                     Passbook, 4.89%                         803,824

  *       Metropolitan Financial Corp. Stock                                                            168,592

          Participant Loans                                                                             120,768
                                                                                                     ----------
          Total                                                                                      $4,721,105
                                                                                                     ==========




#     Cost basis not provided by American Funds.
*     Considered parties-in-interest to the Plan.


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                                                                             12.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                          Year ended December 31, 1999

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ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE 4J

Name of plan sponsor: Metropolitan Bank and Trust
Employer identification number:  34-0847574
Three-digit plan number:  002


                                    (b)
                                Description                                         (f)                        (h)
                                 of asset                                         Expense                    Current
               (a)          (including interest       (c)      (d)       (e)     incurred        (g)     value of asset       (i)
          Identity of        rate and maturity     Purchase  Selling    Lease      with         Cost     on transaction    Net gain
         party involved      in case of loan)        price    price    rental   transaction   of asset        date         or (loss)
         --------------      ----------------        -----    -----    ------   -----------   --------        ----         ---------



*  Metropolitan Financial
            Corp.              Common stock        $275,617                                   $275,617


* Considered parties-in-interest to the Plan.


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                                                                             13.